UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Sigilon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82657L206

(CUSIP Number)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Howard Kenny

Russell M. Franklin

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

August 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON ELI LILLY AND COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4.

1	NAMES OF REPORTING PERSON SHENANDOAH ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

As a result of the termination of its corporate existence in connection with the consummation of the Merger (as defined in the Original Schedule 13D (as defined below)), the Reporting Person ceased to beneficially own any securities of the Issuer.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons with the SEC on July 7, 2023 (the “Original Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is amended to include the following at the end thereof:

“As disclosed in the press release issued by Lilly and the Issuer on August 14, 2023 announcing the expiration and results of the Offer (which is attached hereto as Exhibit 2.3):

•

The Offer expired as scheduled at one minute past 11:59 p.m., Eastern Time, on August 9, 2023 (such date and time, the “Expiration Time”). Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Lilly that, as of the Expiration Time, 1,718,493 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing 68.23% of the issued and outstanding Shares as of the Expiration Time, and together with the 211,110 Shares owned by Lilly, 76.61% of the issued and outstanding Shares as of the Expiration Time. Accordingly, all conditions to the Offer were satisfied. The Reporting Persons accepted for payment all Shares validly tendered and not validly withdrawn in the Offer.

•

Following consummation of the Offer, on August 11, 2023, Lilly completed its acquisition of the Issuer through the merger of Purchaser with and into the Issuer, and without a meeting of the stockholders of the Issuer in accordance with Section 251(h) of the DGCL, with the Issuer surviving such merger as a wholly-owned subsidiary of Lilly. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Issuer or owned by the Issuer, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to demand and properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share of Restricted Stock, was cancelled and converted into the right to receive the Offer Price, without interest, less any applicable tax withholding.

As a result of the Merger, Lilly received an aggregate of 100 newly issued shares of common stock, $0.0001 par value per share (the “New Shares”), of the Issuer. Consequently, Lilly became the beneficial owner of such 100 New Shares, which represent all of the Issuer’s issued and outstanding New Shares.

Following the Merger, all Shares ceased trading prior to the opening of trading on the Nasdaq Global Select Market (“Nasdaq”) on August 11, 2023, and will be delisted from Nasdaq and deregistered under the Act (the “Deregistration”).”

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by this statement.

(c) Except as otherwise described herein and in the Original Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities. On August 11, 2023 the Reporting Persons accepted for payment in exchange for the Offer Price (i) 683,760 Shares held of record by Flagship Ventures Fund V, L.P. and (ii) 113,960 Shares held of record by Flagship Pioneering Special Opportunities Fund II, L.P., in each case with such Shares being tendered pursuant to the Offer prior to the Expiration Time.

(d) Not applicable.

(e) Upon effectiveness of the Deregistration on November 10, 2023, the Reporting Persons will cease to have reporting obligations with regard to any beneficial ownership of the Issuer’s securities under Section 13(d) of the Act.”

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Tender and Support Agreements terminated in accordance with their express terms.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description

2.3*	Press Release issued by Eli Lilly and Company, dated August 14, 2023.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY

Date: August 14, 2023	By:	/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer

SHENANDOAH ACQUISITION CORPORATION

Date: August 14, 2023	By:	/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President